UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONVIO, INC.

(Name of Subject Company (Issuer))

CARIBOU ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W105

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

(843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

S. Halle Vakani, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$324,738,992	$37,216

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $16.00 per share by the sum of (x) the 18,591,609 shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc. issued and outstanding as of January 16, 2012, and (y) the 1,704,578 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options and other rights to purchase Shares that were outstanding and exercisable as of January 16, 2012 and have a per share exercise price of $16.00 or less.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable

Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Blackbaud, Inc., a Delaware corporation (“Parent”) and Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc., a Delaware corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	The name of the subject company is Convio, Inc. Its principal executive office is located at 11501 Domain Drive, Suite 200, Austin, Texas 78758 and its telephone number is (512) 652-2600.

(b)	This Schedule TO relates to Purchaser’s offer to purchase all issued and outstanding Shares. As of January 16, 2012, there were 18,591,609 Shares issued and outstanding.

(c)	The information set forth in Section 6—“Price Range of the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons

(a)–(c)	This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9—“Certain Information Concerning Parent, Purchaser and their Affiliates” in the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)	The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 1, 2, 3, 4, 5, 7, 9, 12, 13 and 17—”Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Consequences of the Offer and Merger,” “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Deregistration,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Purpose of the Offer; Plans for the Company,” “Transaction Documents” and “Appraisal Rights” in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)–(b)	The information set forth in Sections 8, 9, 11 and 12—“Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contact with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a),(c)(1)–(7)	The information set forth in Sections 6, 7, 11, 12, 14 and 15—“Price Range of the Shares,” “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Deregistration,” “Background of the Offer; Contact with the Company,” “Purpose of the Offer; Plans for the Company,” “Dividends and Distributions” and “Certain Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d)	The information set forth in Section 10—“Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest In Securities of the Subject Company

(a), (b)	The information set forth in the Introduction and Sections 8, 9, 11 and 12—“Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contact with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in Sections 11, 12 and 18—“Background of the Offer; Contact with the Company,” “Purpose of the Offer; Plans for the Company” and “Certain Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

                      Not applicable.

Item 11.	Additional Information

(a)(1)	The information set forth in Schedule I and Sections 9, 11 and 12—“Certain Information Concerning Parent, Purchaser, and their Affiliates,” “Background of the Offer; Contact with the Company” and is “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

(a)(2)-(4)	The information set forth in Sections 7 and 16—“Effect of the Offer on the Market for the Company’s Shares, Nasdaq Delisting; Exchange Act Deregistration” and “Certain Legal Matters; Required Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Material to be Filed as Exhibits

(a)(1)(A)	Offer to Purchase, dated January 25, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement, published January 25, 2012 in The New York Times.

(a)(2)(A)	Transcript of live presentation made to Parent employees by Mr. Chardon on January 17, 2012, transcript of live presentation made to Company employees by Mr. Chardon and Mr. Austin on January 18, 2012, and slides presented by Mr. Chardon and Mr. Austin during live presentation to Company employees on January 18, 2012 (incorporated by reference to the Schedule TO-C filed by Parent on January 19, 2012).

(a)(2)(B)	Joint press release issued by Parent and Company on January 17, 2012, email sent to Parent employees by Mr. Chardon on January 17, 2012, FAQ attachment thereto, transcript of video presentation made by Mr. Chardon to Parent employees included in Mr. Chardon’s email to Parent employees on January 17, 2012, email sent to Company employees by Mr. Chardon on January 17, 2012, transcript of video presentation made to Company employees by Mr. Chardon on January 17, 2012 and transcript of public video presentation by Mr. Chardon on January 17, 2012 (incorporated by reference to the Schedule TO-C filed by Parent on January 17, 2012).

(a)(2)(C)	Current Report on Form 8-K regarding the entry into an Agreement and Plan of Merger by Parent, Purchaser and the Company dated January 16, 2012, the Form of Tender and Support Agreement by and among Parent and the directors, officers and certain stockholders of the Company, and including the joint press release issued by Parent and the Company on January 17, 2012, the script for Parent’s conference call held on January 17, 2012 and slides presented during such conference call, filed by Parent on January 17, 2012.

(b)(1)	Debt Commitment Letter, dated as of January 17, 2012, from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, SunTrust Bank and SunTrust Robinson Humphrey, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of January 16, 2012, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Parent on January 17, 2012).

(d)(2)	Form of Tender and Support Agreement by and among Parent and the directors, officers and certain stockholders of the Company (incorporated by reference to Exhibit 10.52 to the Current Report on Form 8-K filed by Parent on January 17, 2012).

(d)(3)	Mutual Nondisclosure Agreement, dated as of November 7, 2011, by and between Parent and Company.

(d)(4)	Exclusivity Agreement, dated December 20, 2011, by and between Parent and Company.

(d)(5)	Indication of Interest Letter, dated as of October 21, 2011, from Parent to Company.

(d)(6)	Letter Agreements and amendments thereto regarding diligence matters, dated as of December 22, 23, 27 and 30, 2011, by and between Parent and Company.

(d)(7)	Offer Letter from Parent to Gene Austin effective as of the closing of the acquisition of Company by Purchaser.

(d)(8)	Offer Letter from Parent to Gary Allison effective as of the closing of the acquisition of Company by Purchaser.

(d)(9)	Offer Letter from Parent to Marc Cannon effective as of the closing of the acquisition of Company by Purchaser.

(d)(10)	Offer Letter from Parent to Patricia Hume effective as of the closing of the acquisition of Company by Purchaser.

(d)(11)	Offer Letter from Parent to Sara Spivey effective as of the closing of the acquisition of Company by Purchaser.

(g)	None.

(h)	None.

*	Included in mailing to Company stockholders.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2012

CARIBOU ACQUISITION CORPORATION

By:	/s/ Anthony W. Boor
	Name:	Anthony W. Boor
	Title:	Chief Financial Officer and Treasurer

BLACKBAUD, INC.

By:	/s/ Anthony W. Boor
	Name:	Anthony W. Boor
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 25, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement, published January 25, 2012 in The New York Times.

(a)(2)(A)	Transcript of live presentation made to Parent employees by Mr. Chardon on January 17, 2012, transcript of live presentation made to Company employees by Mr. Chardon and Mr. Austin on January 18, 2012, and slides presented by Mr. Chardon and Mr. Austin during live presentation to Company employees on January 18, 2012 (incorporated by reference to the Schedule TO-C filed by Parent on January 19, 2012).

(a)(2)(B)	Joint press release issued by Parent and Company on January 17, 2012, email sent to Parent employees by Mr. Chardon on January 17, 2012, FAQ attachment thereto, transcript of video presentation made by Mr. Chardon to Parent employees included in Mr. Chardon’s email to Parent employees on January 17, 2012, email sent to Company employees by Mr. Chardon on January 17, 2012, transcript of video presentation made to Company employees by Mr. Chardon on January 17, 2012 and transcript of public video presentation by Mr. Chardon on January 17, 2012 (incorporated by reference to the Schedule TO-C filed by Parent on January 17, 2012).

(a)(2)(C)	Current Report on Form 8-K regarding the entry into an Agreement and Plan of Merger by Parent, Purchaser and the Company dated January 16, 2012, the Form of Tender and Support Agreement by and among Parent and the directors, officers and certain stockholders of the Company, and including the joint press release issued by Parent and the Company on January 17, 2012, the script for Parent’s conference call held on January 17, 2012 and slides presented during such conference call, filed by Parent on January 17, 2012.

(b)(1)	Debt Commitment Letter, dated as of January 17, 2012, from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, SunTrust Bank and SunTrust Robinson Humphrey, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of January 16, 2012, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Parent on January 17, 2012).

(d)(2)	Form of Tender and Support Agreement by and among Parent and the directors, officers and certain stockholders of the Company (incorporated by reference to Exhibit 10.52 to the Current Report on Form 8-K filed by Parent on January 17, 2012).

(d)(3)	Mutual Nondisclosure Agreement, dated as of November 7, 2011, by and between Parent and Company.

(d)(4)	Exclusivity Agreement, dated December 20, 2011, by and between Parent and Company.

(d)(5)	Indication of Interest Letter, dated as of October 21, 2011, from Parent to Company.

(d)(6)	Letter Agreements and amendments thereto regarding diligence matters, dated as of December 22, 23, 27 and 30, 2011, by and between Parent and Company.

(d)(7)	Offer Letter from Parent to Gene Austin effective as of the closing of the acquisition of Company by Purchaser.

(d)(8)	Offer Letter from Parent to Gary Allison effective as of the closing of the acquisition of Company by Purchaser.

(d)(9)	Offer Letter from Parent to Marc Cannon effective as of the closing of the acquisition of Company by Purchaser.

(d)(10)	Offer Letter from Parent to Patricia Hume effective as of the closing of the acquisition of Company by Purchaser.

(d)(11)	Offer Letter from Parent to Sara Spivey effective as of the closing of the acquisition of Company by Purchaser.

(g)	None.

(h)	None.

*	Included in mailing to Company stockholders.